UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Abraxis BioScience, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
00383Y102
(CUSIP Number)
Maria Pasquale, Vice President and Chief Legal Counsel
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
Telephone: (908) 673-9000

with a copy to:

Jonn R. Beeson, Esq.
Kevin B. Espinola, Esq.
Jones Day
3161 Michelson Drive, Suite 800
Irvine, California 92612
Telephone: (949) 851-3939
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00383Y102

1	NAMES OF REPORTING PERSONS Celgene Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,215,612 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,215,612 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Comprised of (i) 33,186,067 issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Abraxis BioScience, Inc. (“Abraxis”) owned by the Committed Stockholders (as defined in Item 3 below) and (ii) vested options owned by the Committed Stockholders to purchase 29,545 Shares (which, upon issuance, will become New Shares as defined in the Voting Agreement described in Item 4 below), which may be deemed to be beneficially owned by Celgene Corporation pursuant to the Voting Agreement.
(2) The calculation of this percentage is based on 40,403,163 Shares issued and outstanding as of June 25, 2010, as represented by Abraxis in the Merger Agreement described in Item 4 below.

CUSIP No.	00383Y102

1	NAMES OF REPORTING PERSONS Artistry Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,215,612 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,215,612 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Comprised of (i) 33,186,067 issued and outstanding Shares owned by the Committed Stockholders and (ii) vested options owned by the Committed Stockholders to purchase 29,545 Shares (which, upon issuance, will become New Shares as defined in the Voting Agreement), which may be deemed to be beneficially owned by Artistry Acquisition Corp. pursuant to the Voting Agreement.
(2) The calculation of this percentage is based on 40,403,163 Shares issued and outstanding as of June 25, 2010, as represented by Abraxis in the Merger Agreement described in Item 4 below.

CUSIP No.	00383Y102

Item 1.	Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “Shares”), of Abraxis BioScience, Inc., a Delaware corporation (“Abraxis”), whose principal executive offices are located at 11755 Wilshire Boulevard, Suite 2000, Los Angeles, CA 90025.

Item 2.	Identity and Background
(a) — (c) and (f) The persons filing this Schedule 13D are Celgene Corporation, a Delaware corporation (“Parent”), and Artistry Acquisition Corp., a Delaware corporation (“Merger Sub”). The principal executive offices of each of Parent and Merger Sub are located at 86 Morris Avenue, Summit, New Jersey 07901. The telephone number for each of Parent and Merger Sub is (908) 673-9000. Parent’s principal business is the discovery, development and commercialization of innovative therapies designed to treat cancer and immune-inflammatory related diseases. Merger Sub is a newly-formed subsidiary of Parent, organized to effect the Merger (as defined below). Merger Sub has not conducted, and does not expect to conduct, any business other than in connection with the Merger.
The name, citizenship, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) for each director and executive officer of Parent and Merger Sub are set forth in Annex I hereto and incorporated herein by reference.
(d) — (e) During the last five years, none of Parent or Merger Sub or, to the knowledge of Parent or Merger Sub, any of the persons listed on Annex I attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration
As more fully described in response to Item 4, the Shares to which this Schedule 13D relates have not been purchased by Parent or Merger Sub. As an inducement to Parent and Merger Sub entering into the Merger Agreement described in Item 4, and in consideration thereof, certain of Abraxis’ stockholders (each a “Committed Stockholder” and collectively, the “Committed Stockholders”) entered into a Voting Agreement, dated as of June 30, 2010 (the “Voting Agreement”), pursuant to which each Committed Stockholder has agreed, among other things, to vote its respective Shares in favor of, or execute consents in favor of, the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, at any meeting of, or in connection with any proposed action by written consent of, the holders of Shares, on the terms and subject to the conditions set forth in the Voting Agreement. Neither Parent nor Merger Sub paid additional consideration to the Committed Stockholders in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference. Any beneficial ownership of Parent and Merger Sub in Abraxis that may be deemed to arise from the Voting Agreement is not expected to require the expenditure of any funds. See Item 4 for a description of the Merger Agreement and the merger consideration to be paid thereunder.
References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, respectively, copies of which are filed as Exhibit 1 and Exhibit 3, respectively, to this Schedule 13D and which are incorporated by reference in this Item 3 in their entirety.

Item 4.	Purpose of Transaction
Parent, Merger Sub and the Committed Stockholders entered into the Voting Agreement as an inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement. The purpose of the Merger Agreement is to acquire control of, and the entire equity interest in, Abraxis. The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

CUSIP No.	00383Y102
Merger Agreement
On the terms and subject to the conditions of the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than treasury Shares of Abraxis and any Shares owned by Parent, Merger Sub or any wholly owned subsidiary of Parent or Abraxis, and any Dissenting Company Shares (as defined in the Merger Agreement)) will be converted into the right to receive (i) an amount in cash, without interest, equal to $58.00 (the “Cash Consideration”), (ii) 0.2617 (the “Exchange Ratio”) of a share of common stock, par value $.01 per share, of Parent (the “Parent Common Stock”), and (iii) one contingent value right issued by Parent subject to and in accordance with the CVR Agreement described below (collectively, the “Merger Consideration”). No fractional shares of Parent Common Stock will be issued in the Merger, and Abraxis stockholders will receive cash in lieu of fractional shares, if any, of Parent Common Stock.
All outstanding stock options (“Options”), stock appreciation rights (“SARs”) and restricted stock units (“RSUs”) of Abraxis will be canceled at the Effective Time. Holders of Options and SARs with an exercise or base price below the Per Share Amount (as defined below) will receive, for each Share subject to such Option or SAR, (i) a cash payment equal to the difference between the Per Share Amount and the exercise price or base price of the Option or SAR, as applicable, and (ii) one CVR. Holders of Options and SARs with an exercise or base price above the Per Share Amount will be given the right to elect, during a period of at least five business days ending the business day preceding the closing of the Merger, to pay to Abraxis a cash payment equal to the difference between the exercise price or base price of the Option or SAR, as applicable, and the Per Share Amount, and in exchange receive one CVR. Holders of RSUs will receive (i) a cash payment equal to the Per Share Amount and (ii) one CVR. The “Per Share Amount” means the sum of (x) the amount obtained by multiplying (1) the Exchange Ratio and (2) the Parent Share Cash Value (as defined below), with such amount rounded up to the nearest cent, and (y) the Cash Consideration. The “Parent Share Cash Value” will be an amount equal to the average of the closing sale prices for Parent Common Stock on the NASDAQ, as reported in The Wall Street Journal, for each of the ten consecutive trading days ending with the seventh complete trading day prior to the Effective Time.
Parent and Abraxis each made representations, warranties and covenants in the Merger Agreement, including, among others, covenants by Abraxis to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger. The representations and warranties contained in the Merger Agreement are made for the purposes of allocation of risk between the parties and as conditions to closing, may be subject to exceptions in a disclosure letter provided before the signing of the Merger Agreement, are not necessarily accurate or complete as made and should not be relied upon by any stockholders or potential investors.
The Merger Agreement prohibits Abraxis from soliciting or knowingly encouraging competing acquisition proposals. However, Abraxis may, subject to the terms and conditions set forth in the Merger Agreement, provide information to a third party that makes an unsolicited acquisition proposal, and may engage in discussions and negotiations with a third party that makes an unsolicited acquisition proposal that the Abraxis board of directors determines constitutes or is reasonably likely to result in a Superior Proposal (as defined in the Merger Agreement).
The consummation of the Merger is subject to customary closing conditions, including the approval of Abraxis’ stockholders and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the effectiveness of Parent’s Registration Statement on Form S-4 covering shares of Parent Common Stock and CVRs to be issued in the Merger, and the approval of such shares of Parent Common Stock for listing (subject to notice of issuance) on NASDAQ.
The Merger Agreement also provides for certain termination rights for both Parent and Abraxis. Upon termination of the Merger Agreement under specified circumstances, Abraxis may be required to pay Parent a termination fee of $145 million.
The Merger Agreement provides that, at the Effective Time, Merger Sub will be merged with and into Abraxis, with Abraxis continuing as the surviving corporation (the “Surviving Corporation”). The amended and restated certificate of incorporation of Abraxis, as in effect immediately prior to the Effective Time, will, by virtue of the Merger, be amended and restated in a form mutually agreed and, as so amended, will be the certificate of incorporation of the Surviving Corporation, until changed or amended in accordance with its terms and as provided by applicable law and the Merger Agreement. The by-laws of Merger Sub, in effect immediately prior to the Effective Time, will be the by-laws of the Surviving Corporation, until changed or amended in accordance with their terms and as provided by applicable law and the Merger Agreement.

CUSIP No.	00383Y102
The directors of Merger Sub and the officers of Abraxis in office immediately prior to the Effective Time will be the directors and officers, respectively, of the Surviving Corporation, in each case until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the Surviving Corporation’s certificate of incorporation and by-laws.
Parent and Merger Sub currently expect that the registration of the Shares under the Exchange Act and the listing of the Shares on the NASDAQ will be terminated upon completion of the Merger.
Contingent Value Rights Agreement
At the closing of the Merger, Parent and a mutually acceptable trustee will enter into a Contingent Value Rights Agreement (“CVR Agreement”) governing the terms of the CVRs. A holder of a CVR is entitled to receive a pro rata portion of cash payments that Parent is obligated to pay to all holders of CVRs, as follows:
•	Net Sales Payments. For each full one-year period ending December 31 during the term of the CVR Agreement (a “Net Sales Measuring Period”), a payment that equals (i) 2.5% of that portion of Net Sales of Abraxane® and the other Products (as each such term is defined in the CVR Agreement) that exceeds $1 billion but is less than or equal to $2 billion for such period, plus (ii) an additional amount equal to 5.0% of that portion of Net Sales of Abraxane® and the other Products that exceeds $2 billion but is less than or equal to $3 billion for such period, plus (iii) an additional amount equal to 10.0% of that portion of Net Sales of Abraxane® and the other Products that exceeds $3 billion for such period; provided that no Net Sales Payments will be due following a Net Sales Payment Termination Date. “Net Sales Payment Termination Date” is defined as the last day of the Net Sales Measuring Period ending on December 31, 2025; provided that, if Net Sales of the Products for the Net Sales Measuring Period ending on December 31, 2025 are equal to or greater than $1 billion , then the Net Sales Payment Termination Date will be extended until the earlier of (x) the last day of the Net Sales Measuring Period during which Net Sales of the Products are less than $1 billion and (y) December 31, 2030.

•	Milestone Payment #1. $250 million, with respect to the achievement of U.S. regulatory approval of Abraxane® for use in the treatment of non-small cell lung cancer, which permits Parent to market such Product under a label that includes a progression free survival claim, but only if the foregoing milestone is achieved no later than the fifth anniversary of the execution of the CVR Agreement.

•	Milestone Payment #2. $400 million (if achieved no later than April 1, 2013) or $300 million (if achieved after April 1, 2013 and before the fifth anniversary of the CVR Agreement), with respect to the achievement of U.S. regulatory approval of Abraxane® for use in the treatment of pancreatic cancer, which permits Parent to market such Product under a label that includes an overall survival claim.
Parent has agreed to use diligent efforts to achieve each of the Milestones above through the fifth year anniversary of the CVR Agreement and to use diligent efforts to obtain FDA regulatory approval for the commercial manufacture, marketing and sale of Abraxane® for the treatment of melanoma, ovarian cancer, bladder cancer and first-line metastatic breast cancer unless the data generated in an appropriate clinical trial does not support further development of Abraxane® for the applicable indication. Parent has also agreed to use diligent efforts to sell Abraxane® or any other Products for which Parent has obtained regulatory approval for the commercial manufacture, marketing and sale thereof.
Parent has agreed to use its reasonable best efforts to cause the CVRs to be approved for listing for trading on NASDAQ and to maintain such listing for as long as CVRs remain outstanding.

CUSIP No.	00383Y102
Parent may, at any time on and after the date that fifty percent of the CVRs initially issued pursuant to the terms of the Merger Agreement either are (i) no longer outstanding, and/or (ii) repurchased, acquired, redeemed or retired by Parent, redeem all (but not less than all) of the outstanding CVRs at a cash redemption price equal to the average price paid for all CVRs by Parent in prior transactions.
Voting Agreement
As an inducement to Parent and Merger Sub and as a condition to Parent and Merger Sub entering into the Merger Agreement, concurrently with the execution of the Merger Agreement, Dr. Patrick Soon-Shiong and related entities holding, in the aggregate, approximately 82% of the issued and outstanding Shares (the “Committed Stockholders”) entered in a Voting Agreement with Parent and Merger Sub (the “Voting Agreement”), pursuant to which the Committed Stockholders have agreed, subject to the terms thereof, to vote their Shares in favor of, or execute consents in favor of, the approval and adoption of the Merger Agreement and the transactions contemplated thereby, and against, among other things, any business combination or extraordinary corporate transaction other than the Merger or another business combination or transaction with Parent or any of its affiliates, at any meeting of, or in connection with any proposed action by written consent of, the holders of Shares. The Committed Stockholders also granted Parent an irrevocable proxy to vote their Shares in accordance with the preceding sentence.
The Voting Agreement also limits the ability of the Committed Stockholders to sell or otherwise transfer their Shares, other than to certain permitted transferees. The Voting Agreement will terminate upon the earlier to occur of (i) the Effective Time, (ii) a material amendment of the Merger Agreement that is adverse to the Committed Stockholders that is not consented to by the Committed Stockholders (including a decrease or change in the form of the Merger Consideration) and (iii) the termination of the Merger Agreement in accordance with its terms.
Non-Competition, Non-Solicitation and Confidentiality Agreement
As an inducement to Parent and as a condition to Parent entering into the Merger Agreement, concurrently with the execution of the Merger Agreement, Dr. Patrick Soon-Shiong entered in a Non-Competition, Non-Solicitation and Confidentiality Agreement with Parent (the “Noncompetition Agreement”), pursuant to which, among other things, Dr. Soon-Shiong will be generally prohibited, for 10 years from and after the Effective Time, subject to certain exceptions, from owning or otherwise engaging in the business of researching, developing, licensing, manufacturing, selling, offering for sale, importing, using, marketing, distributing, practicing or otherwise exploiting any Albumin-Bound Nab® Products (as defined in the Noncompetition Agreement) in the United States and any foreign jurisdiction in which Abraxis was engaged in the business of researching, developing, licensing, manufacturing, selling, offering for sale, importing, using, marketing, distributing, practicing or otherwise exploiting any Albumin-Bound Nab® Products as of the Effective Time.
Stockholders’ Agreement
Concurrently with the execution of the Merger Agreement, certain of the Committed Stockholders entered in a Stockholders’ Agreement with Parent (the “Stockholders’ Agreement”), pursuant to which, among other things, the Committed Stockholders have agreed not to sell, pledge or otherwise transfer the Parent Common Stock to be acquired by them in the Merger (the “Merger Common Stock”) for three years following the Effective Time, other than to certain permitted transferees or in connection with a third party tender or exchange offer, merger or similar transaction involving Parent; provided that after two years the Committed Stockholders may sell up to 25% of the aggregate Merger Common Stock held by all Committed Stockholders immediately after the Effective Time. In addition, the Committed Stockholders have agreed that prior to the fourth anniversary of the Merger, the Committed Stockholders will not sell, pledge or otherwise transfer, in any calendar month, in open market transactions, more than 30% of the aggregate Merger Common Stock held by all Committed Stockholders immediately after the Effective Time.
General
Other than as described in this Item 4, Parent and Merger Sub have no present plans or proposals that would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although Parent and Merger Sub reserve the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing, subject to the terms of the Merger Agreement and the Voting Agreement).

CUSIP No.	00383Y102
The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.
References to, and descriptions of, the Merger Agreement, the CVR Agreement, the Voting Agreement, the Noncompetition Agreement and the Stockholders’ Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, the CVR Agreement, the Voting Agreement, the Noncompetition Agreement and the Stockholders’ Agreement, respectively, copies of which are filed as Exhibit 1, Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5, respectively, to this Schedule 13D and which are incorporated by reference in this Item 4 in their entirety.

Item 5.	Interest in Securities of the Issuer
(a) — (b) For the purpose of Rule 13d-3 under the Exchange Act, Parent and Merger Sub, by reason of the execution and delivery of the Voting Agreement, may be deemed to have shared voting power with the Committed Stockholders with respect to (and therefore beneficially own within the meaning of Rule 13d-3 under the Exchange Act) an aggregate of 33,215,612 Shares, comprised of (i) 33,186,067 issued and outstanding Shares owned by the Committed Stockholders and (ii) vested options owned by the Committed Stockholders to purchase 29,545 Shares (which, upon issuance, will become New Shares as defined in the Voting Agreement), representing approximately 82% of Abraxis’ issued and outstanding Shares (assuming 40,403,163 Shares issued and outstanding as of June 25, 2010, as represented by Abraxis in the Merger Agreement). With respect to the voting of the Shares, Parent (or its designee) has the power to vote or direct the voting of the Shares in accordance with the terms of the Voting Agreement.
Except as set forth in this Item 5, none of Parent or Merger Sub or, to the knowledge of Parent or Merger Sub, any of the persons listed on Annex I attached hereto, beneficially owns or has the power to vote or cause the vote of any Shares.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Parent or Merger Sub is the beneficial owner of the Shares subject to the Voting Agreement for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
(c) Except for the execution and delivery of the Voting Agreement and the Merger Agreement, no transactions in Shares were effected by Parent, Merger Sub or, to the knowledge of Parent or Merger Sub, any of the persons listed on Annex I attached hereto, during the 60 days prior to the date hereof.
(d) — (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference in this Item 6. Except as otherwise described in this Schedule 13D, to the knowledge of Parent and Merger Sub, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of Abraxis.

CUSIP No.	00383Y102

Item 7.	Material to be Filed as Exhibits
1.	Agreement and Plan of Merger, dated as of June 30, 2010, by and among Parent, Merger Sub and Abraxis (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent on July 1, 2010).

2.	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent on July 1, 2010).
3.	Voting Agreement, dated as of June 30, 2010, by and among Parent, Merger Sub, Dr. Patrick Soon-Shiong, California Capital LP, Patrick Soon-Shiong 2009 GRAT 1, Patrick Soon-Shiong 2009 GRAT 2, Michele B. Soon-Shiong GRAT 1, Michele B. Soon-Shiong GRAT 2, Soon-Shiong Community Property Revocable Trust, The Chan Soon-Shiong Family Foundation, California Capital Trust and Michele B. Chan Soon-Shiong (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Parent on July 1 2010).

4	Non-Competition, Non-Solicitation and Confidentiality Agreement, dated as of June 30, 2010, by and between Parent and Dr. Patrick Soon-Shiong (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Parent on July 1, 2010).

5	Stockholders’ Agreement, dated as of June 30, 2010, by and among Parent, Dr. Patrick Soon-Shiong, California Capital LP, Patrick Soon-Shiong 2009 GRAT 1, Patrick Soon-Shiong 2009 GRAT 2, Michele B. Chan Soon-Shiong GRAT 1, Michele B. Chan Soon-Shiong GRAT 2, Soon-Shiong Community Property Revocable Trust, California Capital Trust and Michele B. Chan Soon-Shiong (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Parent on July 1, 2010)

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celgene Corporation
By:	/s/ David W. Gryska
	Name:	David W. Gryska
	Title:	Senior Vice President and Chief Financial Officer

Artistry Acquisition Corp.
By:	/s/ Andre Van Hoek
	Name:	Andre Van Hoek
	Title:	President

Dated: July 8, 2010

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ANNEX I
Information Concerning Directors and Executive Officers of Celgene Corporation
The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of Celgene Corporation. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Celgene. The current business address of each of these individuals is 86 Morris Avenue, Summit, New Jersey 07901, and the current business phone number of each of these individuals is (908) 673-9000. Each of the persons listed below is a U.S. citizen.
Board of Directors

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years
Sol J. Barer, Ph.D.	After the annual meeting of Celgene’s stockholders on June 16, 2010, Dr. Barer transitioned from Chief Executive Officer to Executive Chairman of the Board of Directors, a position he will hold until December 31, 2010. Prior to that, Dr. Barer served as Celgene’s Chief Executive Officer since May 1, 2006. Dr. Barer also served as Celgene’s President from October 1993 to May 1, 2006 and as Celgene’s Chief Operating Officer from March 1994 to May 1, 2006. Dr. Barer has served as the Chairman of the Board of Directors since January 2, 2007 and, since March 1994, has served as a director of Celgene. He is also the Chairman of the Executive Committee of the Board of Directors. Dr. Barer was Senior Vice President—Science and Technology and Vice President/General Manager—Chiral Products from October 1990 to October 1993 and Celgene’s Vice President—Technology from September 1987 to October 1990. Dr. Barer received a Ph.D. in organic chemistry from Rutgers University. Dr. Barer is also a director of Amicus Therapeutics and serves on the Board of Trustees of BioNJ and the Board of the Brooklyn College Foundation. Dr. Barer previously served as Commissioner of the New Jersey Commission on Science and Technology.

Robert J. Hugin	After the annual meeting of Celgene’s stockholders on June 16, 2010, Mr. Hugin became Celgene’s new Chief Executive Officer. Prior to that, Mr. Hugin served as Celgene’s Chief Operating Officer and President since May 1, 2006. He also served as Celgene’s Senior Vice President and Chief Financial Officer from June 1999 until May 1, 2006. Mr. Hugin has served as a director of Celgene since December 2001. Previously, Mr. Hugin had been a Managing Director at J.P. Morgan & Co. Inc., which he joined in 1985. Mr. Hugin received an A.B. degree from Princeton University and an M.B.A. from the University of Virginia. Mr. Hugin is also a director of The Medicines Company, Atlantic Health System, Inc., a non-profit health care system, and Family Promise, a national non-profit network assisting homeless families.

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Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years
Michael D. Casey	Mr. Casey has served as a director of Celgene since August 2002, is Chairman of the Nominating Committee and a member of the Executive Committee (since December 2006) and the Management Compensation and Development Committee (since April 2006) of the Board of Directors. He became Celgene’s lead independent director in June 2007. Mr. Casey was a member of the Audit Committee from August 2002 through December 2006. From September 1997 to February 2002, Mr. Casey served as the Chairman, President, Chief Executive Officer and a director of Matrix Pharmaceutical, Inc. From November 1995 to September 1997, Mr. Casey was Executive Vice President at Schein Pharmaceutical, Inc. In December 1996, he was appointed President of the retail and specialty products division of Schein Pharmaceutical. From June 1993 to November 1995, he served as President and Chief Operating Officer of Genetic Therapy, Inc. Mr. Casey was President of McNeil Pharmaceutical (a unit of Johnson & Johnson) from 1989 to June 1993 and Vice President, Sales and Marketing for Ortho Pharmaceutical Corp. (a subsidiary of Johnson & Johnson) from 1985 to 1989. Mr. Casey is also a director of Durect Corp. and AVI BioPharma, and served as director of Allos Therapeutics, Inc. through January 2010.

Carrie S. Cox	Ms. Cox was elected to the Board of Directors of Celgene effective December 16, 2009 and is a member of the Audit Committee (since March 2010). Ms. Cox served as Executive Vice President and President of Schering-Plough’s Global Pharmaceutical Business until November 3, 2009 when Schering-Plough merged with Merck & Co., Inc. Prior to joining Schering-Plough, Ms. Cox served as President of Pharmacia Corporation’s pharmaceutical business until its merger with Pfizer Inc. in 2003. Ms. Cox is a member of the Board of Directors of Texas Instruments and has served on their audit and compensation committees, and has recently been appointed to the Board of Directors of Cardinal Health, Inc. Ms. Cox is also a member of the Harvard School of Public Health’s Health Policy and Management Executive Council and a member of the Board of Overseers of the University of Pennsylvania Museum of Archaeology and Anthropology. Ms. Cox is a graduate of the Massachusetts College of Pharmacy.

Rodman L. Drake	Mr. Drake has served as a director of Celgene since April 2006, is Chairman of the Compensation Committee since June 2007 and a member of the Nominating Committee of the Board of Directors. Since January 2002, Mr. Drake has been Managing Director of Baringo Capital LLC, a private equity group he co-founded. From November 1997 to January 2002, Mr. Drake was president of Continuation Investments Group Inc., a private equity firm. Prior to that, Mr. Drake was co-chairman of the KMR Power Company and Chief Executive Officer and Managing Director of Cresap McCormick and Paget, a leading management consulting firm, and served as President of the Mandrake Group, a consulting firm specializing in strategy and organizational design. He is a member of the boards of directors of The Student Loan Corporation, Jackson Hewitt Tax Service, Inc., Crystal River Capital, Inc. and The Animal Medical Center of New York. He is the Chairman of the Helios Funds and a Trustee of the Columbia Atlantic Funds. From 2007 to 2009, Mr. Drake served as a member of the board of directors of Golden Minerals Company, formerly Apex Silver Mines Limited.

Gilla Kaplan, Ph.D.	Dr. Kaplan has served as a director of Celgene since April 1998 and is a member of the Audit Committee of the Board of Directors. Dr. Kaplan is head of the Laboratory of Mycobacterial Immunity and Pathogenesis at The Public Health Research Institute Center at the University of Medicine and Dentistry of New Jersey in Newark, New Jersey, where she was appointed full Member in 2002. Dr. Kaplan also was appointed, in 2005, Professor of Medicine at the University of Medicine and Dentistry of New Jersey. Previously, Dr. Kaplan was an immunologist in the Laboratory at Cellular Physiology and Immunology at The Rockefeller University in New York where she was an Associate Professor.

CUSIP No.	00383Y102

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years
James J. Loughlin	Mr. Loughlin has served as a director of Celgene since January 2007, is Chairman of the Audit Committee (since June 2008) and a member of the Compensation Committee (since June 2008) of the Board of Directors. Mr. Loughlin served as the National Director of the Pharmaceuticals Practice at KPMG LLP, including a five-year term as member of the Board of Directors of KPMG. Additionally, Mr. Loughlin served as Chairman of the Pension and Investment Committee of the KPMG Board from 1995 through 2001. He also served as Partner in charge of Human Resources, Chairman of the Personnel and Professional Development Committee, Secretary and Trustee of the Peat Marwick Foundation and a member of the Pension, Operating and Strategic Planning Committees. In addition, Mr. Loughlin served as a member of the Boards of Directors of Alfacell Corporation (until 2008) and Datascope Corp. (until January 2009).

Ernest Mario, Ph.D.	Dr. Mario has served as a director of Celgene since August 2007 and is a member of the Nominating Committee (since August 2007) and the Executive Committee (since June 2008) of the Board of Directors. Dr. Mario is a former Deputy Chairman and Chief Executive of Glaxo Holdings plc and a former Chairman and Chief Executive Officer of ALZA Corporation. Dr. Mario has been a Director of Boston Scientific since October 2001 and currently is the Lead Director of Pharmaceutical Product Development. From 2003 to 2007, he was Chairman and Chief Executive of Reliant Pharmaceuticals. Dr. Mario currently is the Chief Executive Officer and Chairman of Capnia, Inc., a privately held specialty pharmaceutical company in Palo Alto, CA. A former Trustee of Duke University, he serves on the Board of the Duke University Health System. He is Chairman of the American Foundation for Pharmaceutical Education and serves as an advisor to the pharmacy schools at the University of Rhode Island and The Ernest Mario School of Pharmacy at Rutgers University. Dr. Mario is the recipient of the 2007 Remington Honor Medal, which is the highest recognition given by the American Pharmacists Association.

Walter L. Robb, Ph.D.	Mr. Robb has served as a director of Celgene since 1992 and is a member of the Audit Committee of the Board of Directors. He has been a private consultant and President of Vantage Management Inc., a consulting and investor services company, since January 1993. Dr. Robb was Senior Vice President for Corporate Research and Development of General Electric Company, and a member of its Corporate Executive Council from 1986 to December 1992. Dr. Robb is Chairman of the Board of Directors of Capital District Sports. He also is a director of Mechanical Technology, Inc., a public company, and several private companies.

CUSIP No.	00383Y102
Executive Officers

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years
Sol J. Barer, Ph.D.	See information provided above.

Robert J. Hugin	See information provided above.

David W. Gryska	David W. Gryska has served as Celgene’s Senior Vice President and Chief Financial Officer since joining the company in December of 2006. Prior to joining Celgene, he was a principal at Strategic Consulting Group, where he was responsible for investing and providing strategic consulting to earlier-stage biotechnology companies. From 1998 to 2004, he was Senior Vice President and Chief Financial Officer at SCIOS, Inc. From 1993 to 1998, he served as Vice President and Chief Financial Officer of Cardiac Pathways, a company later acquired by Boston Scientific Corporation. Prior to Cardiac Pathways, Mr. Gryska spent eleven years at Ernst & Young. He holds a B.A. in accounting and finance from Loyola University and an M.B.A. from Golden Gate University. Mr. Gryska also serves as a member of the board of directors of Seattle Genetics.

Aart Brouwer	Mr. Brouwer has served as Chairman International and Senior Advisor to Celgene’s Chairman and Chief Executive Officer since January 1, 2009. He joined Celgene in November 2005.

Graham Burton, MBBS, FRCP	Mr. Burton has served as Senior Vice President Global Regulatory Affairs, Pharmacovigilance, Corporate Quality and Compliance since July 1, 2003. He joined Celgene in July 2003.

CUSIP No.	00383Y102
Information Concerning Directors and Executive Officers of Artistry Acquisition Corp.
The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of Artistry Acquisition Corp. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Artistry Acquisition Corp. The current business address of each of these individuals is 86 Morris Avenue, Summit, New Jersey 07901, and the current business phone number of each of these individuals is (908) 673-9000. Each of the persons listed below is a U.S. citizen.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years
Andre Van Hoek	Mr. Hoek has been a director of Artistry Acquisition Corp. since June 24, 2010 and serves as its President.

Sandesh Mahatme	Mr. Mahatme has been a director of Artistry Acquisition Corp. since June 24, 2010 and serves as its Treasurer and Secretary.

Wayne Folkart	Mr. Folkart has been a director of Artistry Acquisition Corp. since June 24, 2010.